FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

“ This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.”

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	16,281,276	473,663

4	Total consideration paid or payable for the shares	$654,194,084.24	$20,414,306.90

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $41.45 date: 23 Feb 07	highest price paid: $43.30

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $42.93

highest price allowed under rule 7.33: $45.08

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$525,391,608.86

Compliance statement

1.                                              The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                              There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	Date 21 May 07

Print name:

== == == == ==

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	16,754,939	595,000

4	Total consideration paid or payable for the shares	$674,608,391.14	$25,723,575.50

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $43.30 date: 18 May 07	highest price paid: $43.35

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $43.12

highest price allowed under rule 7.33: $45.07

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$499,668,033.36

Compliance statement

1.                                              The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                              There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	Date 22 May 07

Print name:

== == == == ==

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Alfred CHANEY
Date of last notice	20 November 2006
Part 1 - Change of Director’s relevant interest in securities
In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)	N/A
Note: provide details of the circumstances giving rise to the relevant interest
Date of change	18 May 2007
No. of securities held prior to change	22,322

Class	Ordinary

Number acquired	775

Number disposed
Value/consideration	$33,286.25
Note: If consideration is non-cash, provide details and estimated valuation
No of securities held after change	23,097

Nature of change	Non-Executive Directors’ Share Plan
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

BT CASE

Company Secretary

22 May 2007

Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and May be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Jillian Shirley SEGAL
Date of last notice	20 November 2006

Part 1 - Change of Director’s relevant interest in securities

n the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)	No change
Note: provide details of the circumstances giving rise to the relevant interest
Date of change	18 May 2007
No. of securities held prior to change
- Direct Interest	6,377

- Beneficial Interest	180 National Income Securities 1,000 Ordinary shares
Class	Ordinary

Number acquired	948

Number disposed

Value/consideration	$40,716.60
Note: If consideration is non-cash, provide details and estimated valuation
No of securities held after change
- Direct Interest	7,325

- Beneficial Interest	180 National Income Securities 1,000 Ordinary shares
Nature of change	Non-Executive Directors’ Share Plan
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

BT CASE

Company Secretary

22 May 2007

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and May be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Benedict DUNCAN
Date of last notice	18 December 2006

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)	N/A
Note: provide details of the circumstances giving rise to the relevant interest
Date of change	18 May 2007
No. of securities held prior to change	12,217

Class	Ordinary

Number acquired	393

Number disposed

Value/consideration	$16,879.35
Note: If consideration is non-cash, provide details and estimated valuation
No of securities held after change	12,610

Nature of change	Non-Executive Directors’ Share Plan
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

BT CASE

Company Secretary

22 May 2007

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and May be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey Allan TOMLINSON
Date of last notice	18 December 2006

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)	N/A
Note: provide details of the circumstances giving rise to the relevant interest
Date of change	18 May 2007

No. of securities held prior to change	32,859

350 National Income Securities

Class	Ordinary

Number acquired	481

Number disposed

Value/consideration	$20,658.95
Note: If consideration is non-cash, provide details and estimated valuation
No of securities held after change	33,340 350 National Income Securities

Nature of change	Non-Executive Directors’ Share Plan
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

BT CASE

Company Secretary

22 May 2007

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and May be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul John RIZZO
Date of last notice	20 November 2006
Part 1 - Change of Director’s relevant interest in securities
In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)	N/A
Note: provide details of the circumstances giving rise to the relevant interest
Date of change	18 May 2007
No. of securities held prior to change	3,397

Class	Ordinary

Number acquired	309

Number disposed
Value/consideration	$13,271.55
Note: If consideration is non-cash, provide details and estimated valuation
No of securities held after change	3,706

Nature of change	Non-Executive Directors’ Share Plan
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

BT CASE

Company Secretary

22 May 2007

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and May be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	John Gordon THORN
Date of last notice	20 November 2006
Part 1 - Change of Director’s relevant interest in securities
In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)	N/A
Note: provide details of the circumstances giving rise to the relevant interest
Date of change	18 May 2007
No. of securities held prior to change	6,138

Class	Ordinary

Number acquired	280

Number disposed
Value/consideration	$12,026
Note: If consideration is non-cash, provide details and estimated valuation
No of securities held after change	6,418

Nature of change	Non-Executive Directors’ Share Plan
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

BT CASE

Company Secretary

22 May 2007

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and May be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Daniel Thomas GILBERT
Date of last notice	20 November 2006
Part 1 - Change of Director’s relevant interest in securities
In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)	No change
Note: provide details of the circumstances giving rise to the relevant interest
Date of change	18 May 2007
No. of securities held prior to change	7,125

Invia Custodian Pty Limited <ACEJOE PL Super Fund A/C>	Relevant interest in 1,772 ordinary shares fully paid in the share capital of National Australia Bank Limited

Relevant interest in 1,253 National Income Securities
Class	Ordinary

Number acquired	978

Number disposed
Value/consideration	$42,005.10
Note: If consideration is non-cash, provide details and estimated valuation
No of securities held after change	8,103

Invia Custodian Pty Limited <ACEJOE PL Super Fund A/C>	Relevant interest in 1,772 ordinary shares fully paid in the share capital of National Australia Bank Limited

Relevant interest in 1,253 National Income Securities
Nature of change	Non-Executive Directors’ Share Plan
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

BT CASE

Company Secretary

22 May 2007

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and May be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Patrcia Anne CROSS
Date of last notice	20 November 2006
Part 1 - Change of Director’s relevant interest in securities
In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)	N/A
Note: provide details of the circumstances giving rise to the relevant interest
Date of change	18 May 2007
No. of securities held prior to change	10,194

Class	Ordinary

Number acquired	1,002

Number disposed
Value/consideration	$43,035.90
Note: If consideration is non-cash, provide details and estimated valuation
No of securities held after change	11,196

Nature of change	Non-Executive Directors’ Share Plan
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

BT CASE

Company Secretary

22 May 2007

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	17,349,939	594,603

4	Total consideration paid or payable for the shares	$700,331,966.64	$25,564,539,76

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $43.35 date: 18 May 07	highest price paid: $43.20

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $42.73

highest price allowed under rule 7.33: $45.04

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$474,103,493.60

Compliance statement

1.                The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date 23 May 07

Print name:	Brendan T Case

Group Corporate Affairs 500 Bourke Street, Melbourne Victoria 3000 Australia

www.nabgroup.com

ABN 12 004 044 937

ASX Announcement

Wednesday 23 May 2007

AMENDMENT TO THE UNITED KINGDOM DIVIDEND PLAN

National Australia Bank Limited today announced a minor amendment to its United Kingdom (UK) Dividend Plan.

The amendment is a non-material change that will allow trustees of the National’s employee share plans to nominate to participate in the UK Dividend Plan in respect of only some of the shares held by them on behalf of employees.

In particular, this will permit UK-based employees of the Group to participate in the UK Dividend Plan.

The amendment will take effect on 23 May 2007.

National Australia Bank has updated the information on its website at www.nabgroup.com relating to the UK Dividend Plan.

For further information contact:

Media	Investor Relatons
Brandon Phillips	Hany Messieh
T 03 8641 3857	T 03 8641 2312
M 0419 369 058	M 0414 446 876

This statement does not constitute an offer of any securities for sale.  The securities offered will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	17,944,542	522,221

4	Total consideration paid or payable for the shares	$725,896,506.40	$22,447,199.69

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $43.35 date: 18 May 07	highest price paid: $43.29

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $42.65

highest price allowed under rule 7.33: $45.08

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$451,656,293.91

Compliance statement

1.                The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                                There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	Date 24 May 07

Print name:

== == == == ==

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	18,466,763	500,000

4	Total consideration paid or payable for the shares	$748,343,706.09	$21,345,100.00

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $43.35 date: 18 May 07	highest price paid: $42.82

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $42.59

highest price allowed under rule 7.33: $45.15

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$430,311,193.91

Compliance statement

1.                The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                                There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	Date 25 May 07

Print name:

== == == == ==

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	18,966,763	576,616

4	Total consideration paid or payable for the shares	$769,688,806.09	$24,373,212.35

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $43.35 date: 18 May 07	highest price paid: $42.43

		lowest price paid: $37.87 date: 29 Nov 06	lowest price paid: $42.02

highest price allowed under rule 7.33: $45.00

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$405,937,981.56

Compliance statement

1.                The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                                There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date 28 May 07

Print name:	BRENDAN T CASE

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 25 May 2007	Name: Brendan T Case
	Title:	Company Secretary